NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY ANNOUNCES SUCCESSFUL TEST IN QUEBEC

CALGARY, Alberta –September 2, 2008 –Talisman Energy Inc. announced a successful test from the Utica shale in its Gentilly well in Quebec. The Gentilly well is located on the south side of the St. Lawrence River, approximately 100 kilometers south of Quebec City. Talisman holds a 75% interest in the well and is operator.

The well, which is a re-entry to a previously drilled Trenton-Black River well, flowed at 800 mcf/d from one completed interval on a sustained basis during the 18-day test period. At the time of shut in, the well was still cleaning up and pressures and flow rates were constant.

"We are encouraged by the initial results of this vertical well," said John A. Manzoni, President and Chief Executive Officer. "We have additional testing to do on the well, including zones within the Basal Lorraine and Lorraine shale formation, but this is a very promising start to our unconventional program in Quebec."

The Lorraine shale sits on top of the Utica and can be up to 6,500 feet thick. The Utica shale ranges between 300 and 1,000 feet. Early indications show that both the Lorraine and Utica rocks are thick, porous and appear brittle and over pressured, all of which are conducive to artificial fracture stimulation.

Talisman has an extensive land position with an option to earn 760,000 net acres through drilling in Quebec. The Company is in the early stage of evaluating the rock properties and reservoirs. Talisman will test three to four pilot areas over the next 18 months, with up to four additional wells planned prior to year-end.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:

David Mann, Senior Manager, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries:

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

20-08

Forward-Looking Information

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business plans for drilling, exploration, development and estimated timing;

- business strategy and plans; and

- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Information regarding business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- risks and uncertainties involving geology of oil and gas deposits;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and
- the risks of the oil and gas industry such as operational risks in exploration for, developing and producing crude oil and natural gas.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.